Richard J. Wirth
Assistant General Counsel
Law Department
Direct Dial:	(860) 843-1941
Fax:	(860) 843-8665

November 10, 2010

Michael L. Kosoff, Esq.

Senior Counsel

Office of Insurance Products

United States Securities and Exchange Commission

Washington, DC 20549-8629

Re:          Hartford Life Insurance Co Separate Account Seven

Initial Registration Statement on Form N-4

File Nos, 333-148564; 811-04972

Hartford Life & Annuity Insurance Co Separate Account Seven

Initial Registration Statement on Form N-4

File Nos. 333-148565; 811-09295

Dear Mr. Kosoff:

Presented below and attached hereto please find specific responses to each of your comments and questions from November 04, 2010:

1.     Contract Owner Transaction Expenses

For Huntington, under the table for Contract Owner Transaction Expenses, please revise the CDSC for year two for the C Share Contracts purchased between 8/24/09 — 11/15/10.

Response: Agreed

2.     Contract Owner Periodic Expenses (p 4)

Please include a footnote to the Maximum Optional Charges subheading stating that only one optional death benefit can be elected.

Response: Agreed

3.     Annual Fund Operating Expenses (pp. 5 - 7)

a.     With respect to footnote 2 to the table of portfolio operating expenses, please remove this footnote as Form N-lA does not permit a registrant to include information about a fee waiver or expense reimbursement in a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement, See Form N-4, item 3(a), instr. 20, which directs the registrant to comply with the standards prescribed in the instructions to item 3 of Form N-lA.

Response: Agreed

b.     With respect to footnote 3 to the table of portfolio operating expenses, please remove this footnote as Form N-1A does not permit a registrant to include information about a fee waiver or expense reimbursement in a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund’s registration statement. See Form N-4, item 3(a), instr. 20, which directs the registrant to comply with the standards prescribed in the instructions to item 3 of Form N-1A.

Response: Agreed

c.     With respect to the Select-branded prospectus, please remove footnote 4 to the fee table as this disclosure is not specifically permitted by recent changes to Form N-1A.

Response: Agreed

d.     With respect to the Huntington-branded prospectus, please remove footnote 8 to the fee table as this disclosure is not specifically permitted by recent changes to Form N-1A.

Response: Agreed

4.     Examples

Please confirm supplementally that the expense examples will contain the increased Mortality & Expenses charges for the C Share class.

Response: We confirm that the highest fees, (the new C share class M&E) is used in the example.

5.     How Is The Death Benefit Paid (P. 34)

a.     Please clarify that assets held in the Safe Haven Program are not insured FDIC.

Response: Agreed

b.     To the extent accurate, please clarify that the interest rate paid on assets in the Safe Haven Program is not the same rate earned on assets in the fixed accumulation feature and personal pension account and are not subject to minimum interest rates prescribed by state non-forfeiture laws.

Response: Agreed

c.     Please confirm that the Safe Haven Program must be affirmatively elected.

Response: We confirm that the beneficiary must affirmatively elect the Safe Haven Program.

d.     Please specify that if the beneficiary does not select a payment method, is there a default payment method?

Response: We do not have a default payment method. A Beneficiary must choose one of the payment options.

6.     Are There Restrictions On How You Must Invest? (p. 38)

Please revise the cross-reference to Appendix C to state “Fund Data”.

Response: Agreed

7.     Appendix A — Table of Contents (p. A-I)

Please revise the Appendix to make the Maximum Anniversary Value Death Benefit Example its own example instead of including it in the Personal Pension Account Examples (as Example 5(f)), as this optional benefit works independent from the Personal Pension Account.

Response: Agreed

8.     Appendix D — Contract Exchange Program

a.     Please explain supplementally how the offers comply with section 11 of the Investment Company Act of 1940 and rule 11 a-2 thereunder.

Response:   As the Commission staff knows, Rule 11a-2 provides a conditional exemption from the Section 11 requirement to obtain an exemptive order to permit offers of exchange involving securities of unit investment trusts.  One condition requires any exchange offer to be made on the basis of the relative net asset values of the securities to be exchanged, with certain exceptions to permit the deduction of administrative fees and front-end sales loads permitted by the Rule.  Another condition, which applies where the acquired and exchanged securities are both subject to deferred sales loads, imposes a so-called “tacking” requirement to treat a contract owner as if he or she held the acquired security from the acquisition date of the exchanged security and to treat purchase payments made for the exchanged security as if they had been made for the acquired security on the date on which they were made for the exchanged security.

Registrant will abide by each of the applicable conditions of Rule 11a-2 when processing any exchange offer described in the registration statement. In particular, Registrant will effect the exchange of a  Hartford Personal Retirement Manager variable annuity contract (“HPRM contract”) for an eligible existing Hartford variable annuity contract (“eligible contract”) at the relative accumulation unit values of the securities involved.  In addition, Registrant will not impose any administrative fee in connection with an exchange and no exchange will involve the imposition of a front-end sales load under the HPRM contract.  Furthermore, Registrant will comply with the tacking requirements of Rule 11a-2 in calculating the deferred sales load under the HPRM contract inasmuch as it has determined voluntarily not to impose any deferred sales loads under a HPRM contract on proceeds received from an existing contract that is exchanged even in circumstances where it may be permitted to do so.  Registrant will, however, impose a deferred sales load under a HPRM contract on any new purchase payments received.  In this regard, Registrant notes that the deferred sales loads imposed under the existing contracts are based on the date when purchase payments are received.  No deferred sales load will exceed nine percent of the sum of the purchase payments made for the acquired security (HPRM contract) and the exchanged security (existing Contract).

b.     Please explain supplementally for each old contract each class of investor for whom the exchange would be beneficial, and why.

Response: Registrant respectfully notes that it previously submitted information to the Commission staff responsive to this question and directs the staff’s attention to such submission.  In addition, Registrant respectfully notes that the exchange offer program is described in Appendix D to the prospectus, which provides comparative and other information regarding various features of the HPRM and existing contracts, such as contract and fund fees, investment options, and optional riders and benefits.  Whether participation in the exchange offer program would be beneficial for a contract owner will depend, of course, on his or her particular circumstances.  In this regard, Registrant respectfully notes that an eligibility requirement for participation in the exchange offer program is that the exchanging contract owner be a customer of a financial intermediary that is participating in the program, and that Appendix D includes language expressly encouraging contract owners to discuss the merits of an exchange with his or her registered representative to be sure that the HPRM contract is suitable for the contract owner, based on his or her particular circumstances.  Appendix D also urges contract owners (i) to consider in-the-money benefits under an existing contract when weighing the merits of an exchange, (ii) to review an illustration of how a HPRM contract may meet the contract owner’s particular circumstances before participating in the exchange program, and (iii) to review the tax and financial planning consequences of an exchange with his or her tax advisor.

c.     Please confirm that the expenses for the replacement contracts listed in the Contracts Transaction Expenses table match the expenses listed in the fee table. (The new class C share expenses in Appendix D do not match those presented in the fee table.)

Response: Agreed

d.     In the Optional Benefit Charges table, please consider replacing the terms “determinate” and “indeterminate” with more description terms. Please consider using the term “for a set period” instead of non-lifetime.

Response: Agreed, we have replaced the terms with “set period” or “lifetime.”

e.     In the chart comparing the optional living benefits to the PPA, please revise the “Liquidity” column to better reflect the liquidity of the benefits. The discussion of step-ups may be more appropriately discussed in the growth potential column.

Also, confirm supplmentally that the 14.2 years is a reasonable amount of time to compare.

Response: Agreed. We chose 14.2 years as a reasonable amount of time to illustrate the set period of time an optional benefit rider can provide income payments. For our Principal First optional benefit rider, we allow the owner to withdraw 7% of the Benefit Amount per year. If the rules of the benefit are followed, the guaranteed return of principal shall be depleted in 14.2 years.

f.      Just as you have an introductory sentence on the top of page D-5 that discloses the benefit of the PPA, please add a sentence summarizing what the contract does not do (i.e., provide any guarantees against adverse investment performance).

Response: Agreed

g.     In the chart comparing the optional living benefits to the PPA, please revise the “Guarantee” column with respect to the optional living benefits, as more than just step-ups are guaranteed by these optional features.

Response: Agreed

h.     In the chart comparing the optional living benefits to the PPA, please revise the “Ideal Investor” column under Typical Guaranteed Minimum Withdrawal Benefit as investors do not intend to be exposed to “all investment risk”. Investors purchase a Guaranteed Minimum Withdrawal Benefit to guarantee that they receive at least a minimum amount of their investment over time.

Response: Agreed

i.      Please consider adding disclosure that contract owners will not be assessed another CDSC for the contract value exchanged for a replacement contract.

Response: Agreed

j.      In the comparison of fees, please disclosure in a footnote that for the older Plus contracts, there was a Payment Enhancement which in part accounted for the higher fees than the replacement contract.

Response: Agreed

9.     Tandy Representation

Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements. Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing. Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Sincerely,

Richard J. Wirth